                                   FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934

For the month of                       May                                  2005
                 ----------------------------------------------------------

                               Acetex Corporation

--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada V6C 3E1
--------------------------------------------------------------------------------
                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F               Form 40-F     /X/
          -----------             -----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No     /X/
    -----------      -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

This Form 6-K/A consists of a press release announcing Acetex's results for the three months period ended March 31, 2005.

[ACETEX LOGO]

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS ENDED
MARCH 31, 2005

VANCOUVER, B.C., CANADA -- MAY 4, 2005 - Acetex Corporation announced today results for the three months ended March 31, 2005, determined under Canadian generally accepted accounting principles. These results include earnings for the period of US $4.5 million and EBITDA (defined as operating earnings plus amortization) of US $20.4 million. The earnings of US $4.5 million include non-operating expenses of US $1.6 million related to the transaction with Celanese announced on October 27, 2004. Sales of US $146.3 million were generated during the period from the sale of acetyls products and specialty polymers and films.

"The margin expansion in the fourth quarter of 2004 in both our businesses continued into the first quarter of 2005," said Brooke N. Wade, Chairman and Chief Executive Officer of Acetex. "While we did see a slight slowdown in demand near the end of the quarter, we believe events point to continued improvement in business conditions supporting improving margins. Efforts will continue on cost control and working capital optimization. In acetyls, we enjoyed healthy demand and increased prices during the quarter. In our specialty polymers and films segment, selling price improvements continued despite the late quarter global weakness in demand."

"The proposed acquisition of Acetex by Celanese remains subject to regulatory approval. As announced on March 11, 2005, the European Commission transitioned into a Phase II review to obtain more information with respect to the transaction. The Commission has noted on their website a provisional deadline of July 26, 2005. Although we cannot comment on the approval process, we will inform the public as soon as a final decision by the Commission has been taken. The obligation of Celanese to complete the transaction is also subject to the satisfaction of other customary conditions described in the Arrangement Agreement."

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of' competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls and specialty polymers and films production and distribution.

Acetex Corporation has two primary businesses -- its European Acetyls Business and the Specialty Polymers and Films Business. Our Acetyls business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The films business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers primarily in Europe, the United States, and Canada. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

A conference call is scheduled for MAY 5, 2005, at 11:30 EDT to discuss these results. To participate, please call (416) 641-6446 ten minutes before the start of the call. If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21246326.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock(acetex.com).

                               ACETEX CORPORATION

                       FINANCIAL AND OPERATING HIGHLIGHTS
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                THREE                    THREE
                                                         MONTHS ENDED             MONTHS ENDED
                                                       MARCH 31, 2005           MARCH 31, 2004
                                                     ------------------------------------------
Sales                                                        $146,350                 $127,951
Net earnings (loss) for the period                              4,504                     (644)
Net earnings (loss) per share                                $   0.13                 $  (0.02)
Cash generated from operations(2)                              12,347                    7,191
Cash generated from operations per share                     $   0.36                 $   0.21
Cash position at end of period                                 47,016                   56,278

EBITDAI(1)
Acetyls Segment                                                16,393                   10,943
Specialty Polymers & Films Segment                              4,588                    3,748
Corporate                                                        (593)                    (974)
                                                     ------------------------------------------
                                                               20,388                   13,717
-----------------------------------------------------------------------------------------------

Senior unsecured notes at end of period                       265,000                  265,000
-----------------------------------------------------------------------------------------------

(1) Operating earnings plus amortization as stated on the consolidated statements of operations. EBITDA is not a tens that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies. The Company has calculated EBITDA consistently for all periods presented.

(2) Calculated as cash flow from operations less increases in non-cash operating working capital. This is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. Cash flow may not be calculated in a comparable manner to other companies. The ompany has calculated cash flow consistently for all periods presented.

(3) See note 2(a) to the attached consolidated financial statements for a description of reclassifications made to the 2004 reported amounts.
-----------------------------------------------------------------------------------------------

PRODUCTION VOLUME INFORMATION (TONNES)
ACETYLS SEGMENT
Acetic Acid                                                   105,861                  101,181
VAM -- Pardies                                                 32,402                   37,549
Acetic Acid Derivatives                                        20,152                   18,184
-----------------------------------------------------------------------------------------------
SPECIALTY POLYMERS & FILMS SEGMENT
Specialty Polymers                                             34,402                   33,771
Films                                                           3,948                    4,213
-----------------------------------------------------------------------------------------------

                               ACETEX CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                        MARCH 31,            DEC 31,
                                                             2005               2004
                                                     -------------      -------------
                                                       (unaudited)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                              $ 47,016           $ 62,770
  Accounts receivable                                     104,259             99,738
  Inventory                                                69,544             63,619
  Prepaid expenses and other                                4,476              5,339
                                                     -------------      -------------
                                                          225,295            231,466

PROPERTY, PLANT AND EQUIPMENT                             239,397            249,132

OTHER ASSETS                                               17,966             15,167
                                                     -------------      -------------
                                                         $482,658           $495,765
                                                     -------------      -------------
                                                     -------------      -------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities               $101,125           $109,196

EMPLOYEE FUTURE BENEFITS                                   26,483             27,389

REVOLVING CREDIT FACILITY                                  21,877             21,411

SENIOR UNSECURED NOTES                                    265,000            265,000
                                                     -------------      -------------
                                                          414,485            422,996
                                                     -------------      -------------

SHAREHOLDERS' EQUITY:
  Share capital                                           105,548            105,023
  Additional paid-in capital                                1,547              1,547
  Deficit                                                 (33,334)           (37,838)
  Cumulative translation adjustment                        (5,588)             4,037
                                                     -------------      -------------
                                                           68,173             72,769
                                                     -------------      -------------
                                                         $482,658           $495,765
                                                     -------------      -------------
                                                     -------------      -------------

See accompanying notes to consolidated financial statements.

                               ACETEX CORPORATION

      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
            (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE INFORMATION)
                                   (UNAUDITED)

                                                                        THREE             THREE
                                                                 MONTHS ENDED      MONTHS ENDED
                                                                    MARCH 31,         MARCH 31,
                                                                         2005              2004
                                                                 -------------     -------------
Sales                                                                $146,350          $127,951

Cost of goods sold                                                    118,808           107,386
Amortization                                                            7,734             7,533
                                                                 -------------     -------------
                                                                      126,542           114,919
                                                                 -------------     -------------

GROSS PROFIT                                                           19,808            13,032
OTHER OPERATING EXPENSES:
Selling, general and administrative                                     6,288             5,838
Research and development                                                  866             1,010
                                                                 -------------     -------------
                                                                        7,154             6,848
                                                                 -------------     -------------

OPERATING EARNINGS                                                     12,654             6,184
OTHER EARNINGS (EXPENSE):
Interest expense                                                       (7,662)           (7,932)
Transaction expenses                                                   (1,619)
Equity income (loss)                                                      119              (185)
Foreign exchange gain (loss) and other                                  1,275             1,289
                                                                 -------------     -------------
                                                                       (7,887)           (6,828)
                                                                 -------------     -------------
EARNINGS (LOSS) BEFORE INCOME TAXES                                     4,767              (644)
Income taxes                                                              263
                                                                 -------------     -------------
NET EARNINGS (LOSS) FOR THE PERIOD                                      4,504              (644)
DEFICIT, BEGINNING OF PERIOD                                          (37,838)          (30,699)
                                                                 -------------     -------------
DEFICIT, END OF PERIOD                                               $(33,334)         $(31,343)
                                                                 -------------     -------------
                                                                 -------------     -------------

Earnings (loss) per common share
   Basic                                                             $   0.13          $  (0.02)
   Diluted                                                           $   0.13          $  (0.02)

Weighted average number of common shares outstanding
   Basic                                                           34,434,371        33,903,976
   Diluted                                                         35,581,752        34,341,953

*Number of shares outstanding at March 31, 2005: 34,464,319

See accompanying notes to consolidated financial statements.

                               ACETEX CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                                 THREE                     THREE
                                                                          MONTHS ENDED              MONTHS ENDED
                                                                             MARCH 31,                 MARCH 31,
                                                                                  2005                      2004
                                                                        ---------------           ---------------
CASH PROVIDED BY (USED FOR):
OPERATIONS:
  Net earnings (loss) for the period                                          $  4,504                   $  (644)
  Charges and credits to income not involving cash:
      Amortization                                                               7,734                     7,533
      Pension expense (recovery)                                                   114                       114
      Amortization of deferred financing costs                                     499                       474
      Amortization of bond premium                                                (297)                     (297)
      UNREALIZED FOREIGN EXCHANGE (GAIN) LOSS                                      (81)                     (174)
      Distributions received from equity investee                                 (126)                      185
         in excess of income
  Changes in non-cash operating working capital                                (19,903)                   (2,137)
                                                                        ---------------           ---------------
                                                                                (7,556)                    5,054
                                                                        ---------------           ---------------

INVESTMENTS:
  Purchase of property, plant and equipment                                     (3,178)                   (1,971)
  Other                                                                         (2,946)                     (270)
                                                                        ---------------           ---------------
                                                                                (6,124)                   (2,241)
                                                                        ---------------           ---------------
FINANCING:
  Increase in long term debt                                                       466                     1,399
  Increase in share capital                                                        525                         7
  Increase (decrease) in pension obligation                                       (393)                       96
                                                                        ---------------           ---------------
                                                                                   598                     1,502
                                                                        ---------------           ---------------
FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH
  EQUIVALENTS HELD IN FOREIGN CURRENCIES                                        (2,672)                   (1,940)
                                                                        ---------------           ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (15,754)                    2,375
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  62,770                    53,903
                                                                        ---------------           ---------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                      $ 47,016                   $56,278
                                                                        ---------------           ---------------
                                                                        ---------------           ---------------

See accompanying notes to consolidated financial statements.

                               ACETEX CORPORATION

                             SEGMENTED INFORMATION
                          (THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                                         SPECIALTY
                                                                      POLYMERS AND
THREE MONTHS ENDED MARCH 31, 2005                     ACETYLS                FILMS            CORPORATE                  TOTAL
                                                   -----------       --------------          -----------            -----------
SALES                                                $ 96,991             $ 49,359                                    $146,350

Cost of goods sold and operating expenses              80,598               44,771              $   593                125,962

Amortization                                            6,163                1,561                   10                  7,734
                                                   -----------       --------------          -----------            -----------
                                                       86,761               46,332                  603                133,696
                                                   -----------       --------------          -----------            -----------
OPERATING EARNINGS                                   $ 10,230             $  3,027              $  (603)                12,654
                                                   -----------       --------------          -----------
                                                   -----------       --------------          -----------

Interest expense                                                                                                         7,662
Transaction expenses                                                                                                     1,619
Equity income (loss)                                                                                                       119
Foreign exchange gain (loss) and other                                                                                   1,275
Income taxes                                                                                                               263
                                                                                                                    -----------
NET EARNINGS (LOSS)                                                                                                   $  4,504
                                                                                                                    -----------
                                                                                                                    -----------


AS AT MARCH 31, 2005

TOTAL ASSETS                                         $266,405             $202,739              $13,514               $482,658
                                                   -----------       --------------          -----------            -----------
                                                   -----------       --------------          -----------            -----------


                                                                         SPECIALTY
                                                                      POLYMERS AND
THREE MONTHS ENDED MARCH 31, 2004                     ACETYLS                FILMS            CORPORATE                  TOTAL
                                                   -----------       --------------          -----------            -----------

SALES                                                $ 82,768             $ 45,183                                    $127,951
                                                                                                                       114,234
Cost of goods sold and operating expenses              71,825               41,435              $   974

Amortization                                            5,874                1,637                   22                  7,533
                                                   -----------       --------------          -----------            -----------
                                                       77,699               43,072                  996                121,767
                                                   -----------       --------------          -----------            -----------

OPERATING EARNINGS                                   $  5,069             $  2,111              $  (996)                 6,184
                                                   -----------       --------------          -----------
                                                   -----------       --------------          -----------

Interest expense                                                                                                         7,932
Equity income (loss)                                                                                                      (185)
Foreign exchange gain (loss) and other                                                                                   1,289
                                                                                                                    -----------
NET EARNINGS (LOSS)                                                                                                   $   (644)
                                                                                                                    -----------
                                                                                                                    -----------

AS AT MARCH 31, 2004

TOTAL ASSETS                                         $248,772             $204,641              $ 8,519               $461,932
                                                   -----------       --------------          -----------            -----------
                                                   -----------       --------------          -----------            -----------

                               ACETEX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U. S. DOLLARS,
                           EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                   THREE MONTHS ENDED MARCH 31, 2005 AND 2004

1.   OPERATIONS:

     Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994. It has two principal businesses. The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche markets in North America and around the world from a manufacturing facility in Edmonton, Alberta.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          The consolidated fmancial statements of Acetex Corporation
          (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated.

          During 2004, the Company retroactively restated its consolidated statements of operations to present freight and handling costs in cost of sales. Previously, the amounts recovered had been offset against revenues. This change in classification had no impact on operating earnings and net earnings (loss).

          Also during 2004, the Company retroactively restated its consolidated statements of operations to classify foreign exchange impacts on working capital as foreign exchange losses/gains. Previously the amounts were recorded within operating earnings. This reclassification has no impact on net earnings (loss).

          During 2005, the Company retroactively restated its consolidated statements of operations to present commission expenses in selling, general and administrative expenses and warranty/ quality claim expenses in cost of goods sold. Previously, these two expenses were netted against sales revenue. This change in classification has no impact on operating earnings and net earnings (loss).

          The consolidated fmancial statements have been prepared from the books and records without audit; however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

          Except as noted as above, these interim consolidated financial statements have been prepared on a basis consistent with, and should be read in conjunction with, the annual consolidated financial statements included in the Company's 2004 Annual Information Form.

     (b)  Stock-based compensation:

          The Company has a stock-based compensation plan. The Company applies the fair value method of accounting for all stock-based transactions, which includes stock options granted by the Company to employees.

     (c)  Net earnings (loss) per common share:

          Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss). Diluted net earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.   SHARE CAPITAL:

     (a)  Authorized: Unlimited number of common shares.

     (b)  Issued:

          ----------------------------------------------------------------------------------------------------------
                                                                                 Number of common          Assigned
                                                                                           shares             value
          ----------------------------------------------------------------------------------------------------------
          Issued, December 31, 2003                                                    33,901,438          $103,059
          Issued on exercise of options                                                     3,333                 7
          ----------------------------------------------------------------------------------------------------------

          Issued, March 31, 2004                                                       33,904,771           103,066
          Issued on exercise of options                                                     4,083                 8
          ----------------------------------------------------------------------------------------------------------

          Issued, June 30, 2004                                                        33,908,854           103,074
          Issued on exercise of options                                                    26,315                84
          ----------------------------------------------------------------------------------------------------------

          Issued, September 30, 2004                                                   33,935,169           103,158
          Issued on exercise of options                                                   416,650             1,865
          ----------------------------------------------------------------------------------------------------------

          Issued, December 31, 2004                                                    34,351,819           105,023
          Issued on exercise of options                                                   112,500               525
          ----------------------------------------------------------------------------------------------------------

          Issued, March 31, 2005                                                       34,464,319          $105,548
          ----------------------------------------------------------------------------------------------------------

     (c)  Stock options:

          The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant. Exercise prices presented in the table below are expressed in Canadian dollars.

          During the quarter ended March 31, 2004, the Company repriced 232,272 stock options from an average exercise price per share of $14.81 to $6.10. The fair value compensation expense of the repriced options was not significant.

          ----------------------------------------------------------------------------------------------------
                                                                               Number        Weighted average
                                                                           of options          exercise price
          ----------------------------------------------------------------------------------------------------
          Outstanding, December 31, 2003                                    3,534,471                 $  9.05
          Exercised                                                            (3,333)                  (2.66)
          Expired                                                             (30,238)                 (54.23)
          ----------------------------------------------------------------------------------------------------

          Outstanding, March 31, 2004                                       3,500,900                    8.09
          Exercised                                                            (4,083)                  (2.61)
          Granted                                                             150,000                    5.55
          ----------------------------------------------------------------------------------------------------

          Outstanding, June 30, 2004                                        3,646,817                    7.99
          Exercised                                                           (26,315)                  (4.10)
          Expired                                                              (6,916)                 (11.15)
          Granted                                                             100,000                    6.75
          ----------------------------------------------------------------------------------------------------

          Outstanding, September 30, 2004                                   3,713,586                    7.98
          Exercised                                                          (416,650)                  (5.46)
          Expired                                                             (82,370)                 (60.67)
          ----------------------------------------------------------------------------------------------------

          Outstanding, December 31, 2004                                    3,214,566                    6.95
          Exercised                                                          (112,500)                   5.65
          Expired                                                             (35,288)                  38.66
          ----------------------------------------------------------------------------------------------------

          Outstanding, March 31, 2005                                       3,066,778                 $  6.63
          ----------------------------------------------------------------------------------------------------

          The following table summarizes information about stock options exercisable and outstanding at March 31, 2005:

          ------------------------------------------------------------------------------------------------------------
                                                  Options outstanding                    Options exercisable
          ------------------------------------------------------------------------------------------------------------
          Range of exercise                                Weighted average                          Weighted average
          Prices                                             exercise price      Exercisable           exercise price
          (CDN $ per share)                     Number              (CDN $)           number                  (CDN $)
          ------------------------------------------------------------------------------------------------------------
          $2.60 - $5.49                        519,869               $ 2.76          509,869                   $ 2.75
          $5.50 - $8.00                      2,416,371                 6.94        2,031,933                     7.10
          $8.01 - $81.60                       130,538                16.35          130,538                    16.35
          ------------------------------------------------------------------------------------------------------------
                                             3,066,778               $ 6.63        2,672,340                   $ 6.73
          ------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------

4.   RECONCILIATION OF NET EARNINGS FOR CANADIAN GAAP TO U.S. GAAP.

     Canadian and U.S. GAAP earnings are equivalent.

ACETEX CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL REFERENCES IN U.S.DOLLARS)

Acetex Corporation (the "Company") operates two businesses, the Acetyls Business and the Specialty Polymers and Films Business. The Acetyls Business derives its revenues from the merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche end-markets primarily in North America. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid, VAM, and polyethylene and in the cost of its principal feedstocks, methanol, natural gas, and ethylene.

ACETYLS BUSINESS

SALES

For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, sales increased by 17% or $14.2 million to $97.0 million from $82.8 million. This increase resulted primarily from an increase in average selling prices on a USD basis of 15% in addition to an increase in sales volumes of 2% from first quarter 2004 to first quarter 2005. Industry newsletters indicate that pricing for the first quarter of 2005 measured in Euros compared to the fourth quarter of 2004 increased by approximately 2% for acetic acid and VAM. Although pricing has not yet been set, these same newsletters have indicated that contract prices for the second quarter of 2005 will increase by less than 5% over first quarter.

GROSS PROFIT

Gross profit for the first quarter of 2005 compared to the first quarter of 2004 increased by 60% or $4.7 million to $12.5 million from $7.8 million. The increase in gross profit was primarily due to higher selling prices for acetic acid and VAM, outpacing, feedstock costs.

The European contract price for methanol remained stable at Euros 230 per metric tonne from the fourth quarter of 2004 to the first quarter of 2005 and will rollover in the second quarter of 2005.

OPERATING EARNINGS

Operating earnings for the three months ended March 31, 2005 compared to the three months ended March 31, 2004 doubled to $10.2 million from $5.1 million primarily due to expanded margins, supplemented by slightly higher sales volumes.

SPECIALTY POLYMERS AND FILMS BUSINESS SALES

For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, net sales increased by 9.3% or $4.2 million to $49.4 million from $45.2 million. Polymers specialty volumes increased by 4.9 million pounds or 11.8% versus last year demonstrating the continued success of our targeted marketing program. Overall Polymers selling prices increased by 29.4% compared to the same period last year, however, volumes decreased 11.7 million pounds or 14.4%. Films volumes were down 20.3%, on 27.6% higher average selling prices.

GROSS PROFIT

Gross profit for the three months ended March 31, 2005, compared to the three months ended March 31, 2004, increased by 39.6% or $2.1 million to $7.4 million from $5.3 million. The profit improvement was from the improved product mix and unit price increases that allowed a partial reestablishment of acceptable margin levels. However, this improvement was negatively impacted by the strength of the Canadian dollar.

OPERATING EARNINGS

Operating earnings for the three months ended March 31, 2005 increased $0.9 million or 42.9% to $3.0 million from $2.1 million. This improvement was due to the improved margins offset by the appreciation of the Canadian dollar and the impact of an adjustment to the bad debt reserves due to the bankruptcy of a customer in the automotive industry.

ACETEX CORPORATION CONSOLIDATED

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations (prior to changes in non-cash working capital) for the three months ended March 31, 2005, was $12.3 million compared to $7.2 million for the three months ended March 31, 2004.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings under the AT Plastics revolver.

CAPITAL EXPENDITURES

Capital expenditures during the three months ended March 31, 2005, totalled $3.2 million. Quarterly capital expenditures, consisting mainly of plant maintenance related issues, were $1.3 million for the Specialty Polymers and Film Businesses. Total expenditures for Acetyls were $1.9 million for maintenance-level capital at the four European sites.

In addition, $3.0 million has been invested, during the first quarter 2005, in the previously announced project to construct an integrated acetic acid, methanol and VAM production facility in Jubail, Saudi Arabia. This investment is recorded in Other Assets on the consolidated balance sheet.




SUMMARY OF QUARTERLY RESULTS

The selected financial information set out below includes the results of operations of the Specialty Polymers and Films segment from August 5, 2003.

------------------------------------------------------------------------------------------------------------------------------
                        Q1/05        Q4/04        Q3/04           Q2/04        Q1/04        Q4/03         Q3/03        Q2/03
------------------------------------------------------------------------------------------------------------------------------
Sales                 146,350      136,300      138,234         129,179      127,951      114,551        97,118       74,687
------------------------------------------------------------------------------------------------------------------------------
Net earnings
(loss)                  4,504       (8,425)         837           1,093         (644)      (7,861)      (10,412)      (2,683)
------------------------------------------------------------------------------------------------------------------------------
Net earnings
(loss) per
share                    0.13        (0.25)        0.02            0.03        (0.02)       (0.23)        (0.34)       (0.11)
------------------------------------------------------------------------------------------------------------------------------

Prior quarter sales have been restated for the change in accounting classification of freight and handling costs, commission expenses, and warranty/ quality claim expenses.

                               ACETEX CORPORATION

                           CONSOLIDATING BALANCE SHEET
                                 MARCH 31, 2005

                                                         Guarantors
                                        ---------------------------------------------     Combined                       Acetex
                            Acetex       Acetex      Acetex         AT     Alberta AG       Non-                       Corporation
                          Corporation     LLC         BV        Plastics   Industries    Guarantors   Eliminations    Consolidated
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
Cash and cash
  equivalents                   7,165                             (1,464)                    41,315                          47,016
Accounts receivable            23,762     59,245                  26,042          144        78,073        (83,007)         104,259
Inventory                                                         41,364          172        28,008                          69,544
Prepaid expenses and
  other                           160                                514                      3,802                           4,476
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
                               31,087     59,245           0      66,456          316       151,198        (83,007)         225,295

Property, plant and
equipment                         213                            135,635          332       103,217                         239,397

Investment in
  affiliates                  310,276    211,000     (67,181)    (96,912)      (1,004)      171,448       (527,627)               0

Other assets                    5,899                                                        12,067                          17,966
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
                              347,475    270,245     (67,181)    105,179         (356)      437,930       (610,634)         482,658
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------

Accounts payable and
  accrued liabilities           8,714          0           0      23,169           84       129,926        (60,767)         101,126

                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
                                8,714          0           0      23,169           84       129,926        (60,767)         101,126
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
Employee future
  benefits                                                        16,100                     10,383                          26,483
Long-term debt                265,000                             21,877                    230,000       (230,000)         286,877
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
                              273,714          0           0      61,146           84       370,309       (290,767)         414,486
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
Share capital                 105,548    230,000      29,099      55,821                    127,466       (442,386)         105,548
Contributed surplus             2,599                                                                                         2,599
Deficit                       (34,386)    40,245     (96,280)    (11,788)        (440)      (41,150)       109,413          (34,386)
Cumulative translation
  adjustment                                               0                                (18,695)        13,106           (5,589)
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
                               73,761    270,245     (67,181)     44,033         (440)       67,621       (319,867)          68,172
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
                              347,475    270,245     (67,181)    105,179         (356)      437,930       (610,634)         482,658
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------
                          -----------   --------   ---------   ---------   ----------    ----------   ------------   --------------

NOTES

1. The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2. Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors. The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several. All of the Company's operations are conducted by nonguarantor subsidiaries. There are no restrictions on dividend payments amongst the Company and its subsidiaries.

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Acetex Corporation
                                  --------------------------------
                                  (Registrant)

DATE: May 11, 2005                By: "Lori Bondar"
                                      -----------------------------
                                      Lori Bondar
                                      Chief Financial Officer